Exhibit 99.1

Galapagos raises €1.2 million through warrant exercises

Mechelen, Belgium; 2 October 2015 - Galapagos NV (Euronext & NASDAQ: GLPG) announced a share capital increase arising from warrant exercises.

As a result of warrant exercises, Galapagos issued 118,260 new ordinary shares on 25 September 2015, for a total capital increase (including issuance premium) of €1,198,094.00.

Pursuant to the rules of the warrant exercise program of Galapagos' Executive Committee adopted in 2013, Executive Committee members automatically are committed to exercise a minimum number of warrants, subject to certain conditions.  Accordingly, CEO Onno van de Stolpe exercised 10,000 warrants and two other Executive Committee members exercised an aggregate amount of 5,000 warrants.

In accordance with Belgian transparency legislation[1], Galapagos notes that its total share capital currently amounts to €211,045,322.22; the total number of securities conferring voting rights is 39,012,842, which is also the total number of voting rights (the "denominator"), and all securities conferring voting rights and all voting rights are of the same category.  The total number of rights (warrants) to subscribe to not yet issued securities conferring voting rights is 2,869,192, which equals the total number of voting rights that may result from the exercise of these warrants.  Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action, with a pipeline comprising three Phase 2 programs, two Phase 1 trials, five pre-clinical studies, and 20 discovery small-molecule and antibody programs in cystic fibrosis, inflammation, and other indications.  Filgotinib is an orally-available, selective inhibitor of JAK1 for the treatment of rheumatoid arthritis and potentially other inflammatory diseases, currently in Phase 2B studies in RA and in Phase 2 in Crohn's disease.  Galapagos reported good activity and a favorable safety profile in both the DARWIN 1 and 2 trials in RA.  In the field of cystic fibrosis, AbbVie and Galapagos signed a collaboration agreement to develop and commercialize molecules that address mutations in the CFTR gene.  Potentiator GLPG1837 is currently in a Phase 1 trial, and corrector GLPG2222 is at the pre-clinical candidate stage.  GLPG1205, a first-in-class inhibitor of GPR84 and fully-owned by Galapagos, is currently being tested in a Phase 2 proof-of-concept trial in ulcerative colitis patients. GLPG1690, a fully proprietary, first-in-class inhibitor of autotaxin, has shown favorable safety in a Phase 1 trial and is expected to enter Phase 2 in idiopathic pulmonary fibrosis.  The Galapagos Group, including fee-for-service subsidiary Fidelta, has approximately 400 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More info at www.glpg.com

CONTACT

Galapagos NV

Elizabeth Goodwin, VP Corporate Communications & IR

Tel: +1-781-460-1784

ir@glpg.com

Forward-looking statements

This release may contain forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as "believes," "anticipates," "expects," "intends," "plans," "seeks," "estimates," "may," "will," "could," "stands to," "continues," "we believe," "we intend," as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities, regulatory approval requirements and estimating the commercial potential of our product candidates. A further list and description of these risks, uncertainties and other risks can be found in the company's Securities and Exchange Commission filing and reports, including in the company's prospectus filed with the SEC on May 14, 2015 and future filings and reports by the company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

[1] Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market